SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
September 2016

Commission File Number 001-36258

Crescent Point Energy Corp.
(Name of Registrant)

Suite 2000, 585-8th Avenue S.W.
Calgary, Alberta, T2P 1G1
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F * Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes * No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crescent Point Energy Corp.
(Registrant)

By:	/s/ Ken Lamont
Name:	Ken Lamont
Title:	Chief Financial Officer
Date: September 8, 2016

EXHIBITS

Exhibit 99.1
News Release re: Crescent Point announces increased capital expenditures of Cdn$600 million in 2016 and 2017, upwardly revised guidance and a Cdn$650 million bought deal financing dated September 8, 2016